Exhibit 99.1

Ucommune International Ltd. Announces Additional Investment in SaaS Services and IOT Solutions Subsidiary Xiyu Information

Beijing, China, Jan. 25, 2021 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced an additional investment in Beijing Xiyu Information Technology Co., Ltd. (“Xiyu Information”), a subsidiary of the Company and provider of SaaS services and IOT solutions, increasing its ownership in Xiyu Information from 51.0% to 53.2%. The Company decided to increase its investment in Xiyu Information to meet the growing market demand for SaaS services and IOT solutions in China.

Xiyu Information was founded on March 20, 2017. In December 2019, Xiyu Information developed DOMES, a SaaS management platform providing office buildings and industrial parks with SaaS services for lease contract management, CRM promotion management, IOT intelligent device management, as well as tenant and member operations management. Through these SaaS services, DOMES enables property developers and other participants along the real estate industry value chain to enhance their property values. DOMES’ clients include several major real estate companies in China, including Beijing Jingying Menggu Changying Industrial Park and Shanghai Dashu Shared Office.

Dr. Daqing Mao, Founder of Ucommune, commented, “We believe that Xiyu Information’s SaaS services and IOT solutions will greatly benefit the digital transformation in asset management and services of China's existing and gradually increasing commercial space market. Moreover, we believe Xiyu Information will provide our members with more value-added services and convenience in their business operations and office management going forward.”

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and growth strategies; its future business development, results of operations and financial condition; relevant governmental policies and regulations relating to the Company's business and industry and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Sharon Zhou

ucommune@icrinc.com

+1 (212) 537-3847